EXHIBIT 4.2

EMPLOYMENT AGREEMENT

THIS AGREEMENT made at Vancouver in the Province of British Columbia, this October 1, 2011.

BETWEEN:

SAMEX MINING CORP., a corporation incorporated under the laws of British Columbia and having an office at 301-32920 Ventura Avenue, Abbotsford,  B.C. V2S 6J3
(hereinafter called the "Employer")
of the first part

AND:

(hereinafter called the "Employee")
of the second part

WITNESSES that:

WHEREAS
A.            The Employee is currently actively employed by the Employer;

B.             The Employer desires to secure the continued service of the Employee and the Employee desires to continue such service in accordance with the terms and conditions set forth herein;

NOW THEREFORE in consideration of the Employer employing or continuing the employment of the Employee and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties have agreed as follows:

1	Definitions

1.1	“Cause” has a meaning consistent with the interpretation of that phrase by the courts in Canada.

1.2	“Change of Control” means the occurrence of any of the following events:

(a)
the acquisition during the Term of this agreement or any time during the 24 months prior to commencement of such Term, by any person (the “Acquiror”), directly or indirectly, of common securities or any other securities giving the holder thereof the right to vote for the election of directors of the Employer (“Voting Securities”) or any securities convertible into or exchangeable for Voting Securities (“Convertible Securities”), which, when taken together with any Voting Securities or Convertible Securities beneficially owned or controlled by the Acquiror, the Acquiror’s affiliates and associates, as those terms are used in the Securities Act (British Columbia) (“Affiliates”), and any person or Employer acting jointly or in concert with the Acquiror or its Affiliates (the “Joint Actors”), are equal to Voting Securities representing at least 20% of all of the voting rights attached to all of the outstanding Voting Securities of the Employer, assuming full conversion or exchange of any Convertible Securities held by the Acquior, its Affiliates and Joint Actors into Voting Securities, but prior to conversion or exchange of any other Convertible Securities;

(b)
the exercise of voting rights by one or more holders of Voting Securities so as to result in the election of more than 1/3 of the directors holding office on the date of this Agreement, other than new directors who are appointed by the Board of directors to fill casual vacancies occurring from time to time upon the voluntary resignation, without inducement by the offer of reward or threat of penalty or loss, of one or more such existing directors (“Replacement Directors”); or

(c)	the election or appointment of a majority of directors other than those holding office on the date of this Agreement or any Replacement Directors which may hereafter be appointed to replace same.

1.3
"Confidential Information" means all information (other than "Excluded Information", as defined below) about certain matters and things which are confidential to the Employer whether or not reduced to writing and whether or not marked as "confidential" which the Employee receives, receives access to, conceived or developed, in whole or in part, directly or indirectly, in the course of or in connection with the Employee's employment with the Employer including:

(a)
information pertaining to mineral properties in which the Employer has an interest or is seeking to acquire including, without limitation, any geological information, technical reports, maps, samples, assays, drill core, geophysical surveys, results of exploration or other information pertaining to any such property,

(b)	any reports, documents, and information pertaining to prospective property or other acquisitions, joint ventures or business combinations or any business opportunities; and
(c)
any other materials or information related to the business or activities of the Employer and the manner in which Employer does business which are not generally known to others engaged in similar businesses or activities;

Provided that, notwithstanding the foregoing, the following shall not be considered Confidential Information for the purposes of this Agreement ("Excluded Information"):

(d)	information which is or becomes publicly available without breach of this Agreement or any other agreement or instrument to which Employer is a Party or a beneficiary;
(e)
any information which was developed entirely on the Employee's own time, and which does not (a) relate to the business of the Employer; (b) relate to the Employer's actual or demonstrably anticipated business plan or development; or (c) result from any work performed by the Employee for the Employer; and

(f)	information, knowledge, or know how generally known to persons in the business of the Employer or persons trained or experienced in a field or activity similar to the Employee.

1.4	“Office” means any of the Employer’s normal places of business and any other remote location where the Employee is permitted to work.

1.5	“Party” means either the Employer or the Employee and “Parties” means both the Employer and the Employee.

1.6	“Termination” means the termination of the Employee’s employment with the Employer pursuant to the terms and conditions of this Agreement.

1.7
“Work Product” any information, agreement, data or report, including any Confidential Information, prepared, produced, developed, or acquired, by or at the direction of the Employee, directly or indirectly, in connection with or otherwise developed or first reduced to practice by the Employee in the course of performing the Employee's duties pursuant to this Agreement and pertaining to the Employer’s business or business interests;

2	Terms of Employment
2.1	Specific terms of employment, remuneration and benefits are specified in Schedule “A.”

2.2
The Employee shall perform the “Duties” required hereunder as specified in Schedule “A” including appointment as a officer of the Company with the title, "President and Chief Executive Officer", with the duties and responsibilities usually associated with such office.

2.3	The Employee shall, except when disabled by sickness or incapacity, faithfully and diligently perform his duties and shall use his best efforts to promote and advance the business of the Employer.

2.4
The Employer shall pay, and the Employee agrees to accept, as compensation for all of the services to be rendered hereunder the base salary set out in section 3.1(a) subject to revision from time to time.

2.5
The Employee shall be eligible to participate in any applicable incentive, bonus, or stock option plan offered by the Employer from time to time, subject to such terms and conditions as may be applicable to such plan, including the plans indicated in section 3.1 (b), (c) and (d).

2.6
The employee shall be entitled to participate in, or obtain, benefits under the Employer’s group term life insurance, medical and dental plans, long-term disability coverage, pensions and other benefit plans that the Employer may establish from time to time subject to the terms and conditions thereof and such other general policy respecting participation therein or receipt of benefits thereunder as the Employer may establish from time to time ("Employee Benefits").

3	Remuneration of Employee

3.1	In consideration of the Employee's performance of duties hereunder, the Employer shall pay the Employee the following remuneration:

(a)	the sum of $_____________ per month ($______________ per annum) payable bi-monthly each month during the Term of this Agreement (“Salary”);

(b)	such cash bonuses (“Bonuses”) reflecting the Employee’s performance as may be determined from time to time by the Employer’s compensation committee (the “Compensation Committee”);

(c)
subject to such reasonable restrictions and requirements as the Employer may impose on its Employees and employees generally from time to time, the Employer shall reimburse the Employee for out-of-pocket expenses incurred in performance of the Employee's duties hereunder upon receipt of such evidence of those expenses as the Employer may reasonably require (“Expenses”); and

(d)
The Employee shall be entitled to receive incentive stock entitling the holder to purchase common shares of the Employer in such amounts, at such prices, for such term and subject to such further terms and conditions as the Board of Directors of the Employer may from time to time consider appropriate (the “Incentive Stock Options”), all of which shall be granted in the name of the Employee.

4	Duration of Agreement; Termination

4.1
This Agreement shall be dated for reference as of the day and year first set out above, but shall for all employment-related purposes relate back to and be deemed to take effect as of the Commencement Date as set out in Schedule “A”, and shall remain in effect until the date of Termination.

4.2
The Employer may effect Termination at any time for Cause, without notice or payment of any compensation in lieu of notice, subject to the restrictions, if any, set out in Schedule “A”, and the Employee shall not be entitled to any remuneration except as set out in section 5.1(a) .

4.3	The Employee may effect Termination at any time and (subject to section 4.5) shall not be entitled to any remuneration except as set out in section 5.1(a).

4.4
The Employer may effect Termination at any time, without Cause, upon providing to the Employee the notice set out as “Notice Period Required of Employer” in Schedule “A.” or, at the election of the Employee, by payment, in lieu of notice, of the remuneration set out in section 5.1(b).

4.5
Notwithstanding any other provision herein, any material change in the Employee's conditions of employment, remuneration, position, duties or reporting structure (including a change in identity of the Designated Reporting Officer the Employee reports to as set out in Schedule “A” or, where the Employee reports directly to the Board a change in composition of 1/3 or more of the members of the Board) within 24 months following a Change of Control shall be deemed, at the election of the Employee, to constitute Termination without Cause and the Employee shall be entitled to the remuneration set out in section 5.1(b) .

4.6
The Employer and the Employee confirm that any Termination under this Agreement in compliance with the provisions of this Section 4 is fair and reasonable, and the Employer and the Employee agree that in such circumstances the Employee shall have no action, cause of action, claim or demand against the Employer or against any of its directors, officers, employees or agents, or against any other person as a consequence of such Termination, subject to due payment of the remuneration set out in section 5.

4.7
Notwithstanding any other provision herein, the Employer and Employee agree that, in the event of Termination without Cause, payment to the Employee of the remuneration set out in section 5.1(b) shall be deemed to constitute an effective release and discharge:

(a)
by the Employee of the Employer, its affiliates, predecessors, directors, officers, employees, servants, agents, heirs, successors, administrators and assigns or any other person for whom they may be responsible in fact or in law, from any and all any claims, causes of action, rights or demands at law, in equity or under any statute, previously existing or existing at the present time, including but not limited to the British Columbia Labour Relations Code, Human Rights Code, Workers’ Compensation Act and Employment Standards Act, by reason of or in any way arising out of the Employee's employment by the Employer or the Termination thereof; and

(b)
 by the Employer of the Employee his heirs, successors, administrators and assigns of any and all any and all actions, judicial proceedings, suits, claims, demands, debts, dues, accounts, bonds, contracts and covenants, whether express or implied, and for damages, indemnity, costs, interest, loss or injury of every nature and kind whatsoever and however arising for or by reason of any cause, matter or thing whatsoever existing prior to the later date of Termination or payment of such remuneration (the "Release Date") including, without limitation, any derivative action and any civil, criminal or administrative action or proceeding (other than a criminal proceeding where the Employee did not have reasonable grounds for believing that his conduct was lawful) against the Employee or to which the Employee may be named as a party by reason of having been an employee, director or officer of the Employer or in connection with, derivative to or arising out of the Employee's employment and the Employer further agrees, in the event of Termination other than for Cause, not to make any claims or to commence or maintain any action or proceeding (including any derivative proceeding) against the Employee or any other person or corporation in which any claim could arise for contribution or indemnity from the Employee in respect of matters which occurred prior to the Release Date.

5	Remuneration of Employee on Termination

5.1	Notwithstanding any other provision herein, in the event of Termination of the Employee:

(a)
By the Employee, or by the Employer for Cause, the Employer shall pay to the Employee the amount of all Salary, Bonuses and Expenses accruing hereunder up to and including the effective date of Termination and any outstanding Incentive Stock Options shall terminate in accordance with the provisions set out in the terms and conditions applicable thereto;

(b)	By the Employer without Cause, the Employer shall pay the Employee:

(i)	The full amount of monthly Salary multiplied by _______, being the number of months in the Notice Period Required of Employer;

(ii)
The full amount of any Bonus then due and owing, provided that, in the absence of any bona fide award by the Compensation Committee made more than 60 days prior to the effective date of Termination the amount of such Bonus shall be deemed to be equal to 50% of the total amount of Bonuses paid to the Employee within the 24 months prior to the effective date of Termination;

(iii)	The full amount of any Expenses incurred up to the effective date of Termination;

(iv)	The Employee shall continue to be entitled to receive any Employee Benefits to which he was entitled prior to Termination for a period equal to the Notice Period Required of the Employer; and

(v)
The Employee shall be deemed to become a consultant to the Employer effective forthwith on Termination, with duties being limited to reasonable provision of Work Product or other documentation and information arising from the Employee's prior employment (not to exceed 2 hours per month) for a term equal to the Notice Period Required of the Employer (the "Consulting Term") the sole compensation for which shall be any reasonable out of pocket expenses and the Employee's retention of any Incentive Stock Options then outstanding which shall be deemed to be automatically extended and exercisable on the terms granted for 90 days following the expiry of the Consulting Term.

5.2
Notwithstanding any other provision herein, upon Termination without cause, the Employee shall be entitled to retain personal ownership and use of any laptop, electronic notepad, cellular telephone or other portable electronic device purchased by the Company but used by the Employee in the course of his duties provided that the Employee shall first deliver to the Employer a full electronic copy, in readable format, of all material documents, data and other information belonging to or related to the Company on such devices and shall thereafter promptly delete any Confidential Information from such devices.

6	Treatment of Information

6.1
The Employee shall not, except with the prior written consent of the Employer, or except if the Employee is acting solely for the benefit of the Employer in connection with the Employer's business and in accordance with the Employer's business practices and employment policies, at any time during or following the term of the Employee's employment by the Employer, directly or indirectly, disclose, divulge, reveal, report, publish, transfer or use for any purpose any of the Confidential Information which has been obtained or disclosed to the Employee as a result of the Employee's employment by the Employer.

6.2
Disclosure of any information of the Employer shall not be prohibited if the disclosure is directly pursuant to a valid and existing order of a court or other governmental body or agency within Canada; provided, however, that (a) the Employee shall first have given prompt notice to the Employer of any possible or prospective order (or proceeding pursuant to which any order may result); and (b) the Employer shall have been afforded a reasonable opportunity to prevent or limit any disclosure.

6.3
As used in this Agreement, the term "Employer" shall also include any corporation or entity which is a parent, subsidiary or affiliate of the Employer.  The Employee consents to the enforcement of any and all of the provisions of this Agreement by, or for the benefit of, the Employer and any other corporation or entity as to any Confidential Information.

7	Ownership of Information

7.1
The Employee agrees that all right, title and interest in any Confidential Information shall be and shall remain the exclusive property of the Employer.  The Employee agrees immediately to disclose to the Employer all Confidential Information developed in whole or in part by the Employee during the term of the Employee's employment with the Employer and to assign to the Employer any right, title or interest the Employee may have in the Confidential Information.

7.2
All notes, data, tapes, reference items, sketches, drawings, memoranda, records and other materials comprising Confidential Information or relating in any material way to the Employer's business, in electronic or physical form, shall belong exclusively to the Employer and the Employee agrees to turn over to the Employer all copies of the materials in the Employee's possession or under the Employee's control at the request of the Employer or, in the absence of a request, upon Termination.

8	Work Product of the Employee

8.1
The Employee has expended or will expend time and effort, and may have expended or may expend money, in the development of the Work Product being created on behalf of the Employer.  The Parties wish to acknowledge that any and all Work Product has been carried out on behalf of the Employer and all proprietary right, title, and interest in and to the Work Product remains that of the Employer.

8.2
The Employee hereby assigns to the Employer any rights the Employee may have or acquire in the Work Product, excepting any rights the Employee may obtain from the Employer in a separate written Agreement.  Should any such services be rendered after termination of employment with the Employer a reasonable compensation will be paid to the Employee by the Employer upon a per diem basis in addition to reasonable traveling and accommodation expenses incurred as a result of rendering such services.

9	Reasonableness of Restrictions; Severability

9.1
The Employer and the Employee acknowledge and agree that the restrictions set forth in this Agreement shall not impair the Employee's ability to secure employment within the field or fields of the Employee's choice including, without limitation, those areas in which the Employee is, is to be, or has been employed by the Employer.

9.2
If any provision, or part of any provision, of this Agreement is determined to be invalid or unenforceable by a court of competent jurisdiction, such invalidity and unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions continue in full force and effect.  The parties agree that the breach or alleged breach by a party of: (a) any covenant contained in another agreement (if any) between the Employer and the Employee; or (b) any obligation owed by the Employee or the Employer to the other, shall not affect the validity or enforceability of the covenants and agreements of the Employee set forth in this Agreement.

10	Employee's Status

10.1
Except as set out in Schedule “A,” nothing in this Agreement shall be construed as constituting a commitment, guarantee, agreement or understanding of any kind or nature that the Employer shall continue to employ the Employee.

11	Governing Law and Attornment

11.1
This Agreement shall at all times and in all respects be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.  For the purposes of all legal proceedings, this Agreement shall be deemed to have been performed in the Province of British Columbia and the courts in the Province of British Columbia shall have jurisdition to entertain any action arising under this Agreement. The Employer and the Employee each hereby attorns to the jurisdiction of the courts of the Province of British Columbia and venue for any such action shall be Vancouver, British Columbia.

12	Notice

12.1
Any notice required or permitted to be given under this Agreement shall be in writing and may be given by delivering the same, sending the same by telegram, or other means of electronic communication producing a printed copy (“Electronic Communication”) or by mailing the same by registered mail in Canada with postage or charges prepaid to the addresses first set out above or to such other address as either Party may specify by notice in writing to the other.

12.2	Any notice delivered or sent by Electronic Communication on a business day shall be deemed conclusively to have been given on the day the notice was delivered or sent.

12.3
Any notice mailed as aforesaid shall be deemed conclusively to have been delivered on the third business day following the day the notice was mailed.  In the event of a disruption of postal services at the time of posting or within three business days thereafter, any notice required or permitted to be given by this Agreement shall not be effectively given unless it is actually delivered or sent by Electronic Communication.

13	Entire Agreement

13.1
This Agreement, along with any other agreements referenced herein, constitutes the entire agreement between the Employer and the Employee with respect to the subject matter hereof and cancels and supercedes any prior understandings and agreements between the Employer and the Employee with respect thereto.  There are no representations, warranties, forms, conditions, undertakings or collateral agreements, express or implied, between the Employer and the Employee other than those expressly set forth in this Agreement.

13.2	The Employee hereby waives any right to asset a claim based on any precontractual representation, negligent or otherwise, made by the Employer or any of its directors, officers, agents or employees.

14	Headings, Number & Gender

14.1
The division of this Agreement into Sections and Paragraphs and the insertion of headings and other captions are for the convenience of reference only and shall not affect the construction or interpretation of this Agreement.  The terms “this Agreement”, “hereof”, “hereunder” or similar expressions refer to this Agreement and not to any particular Section or Paragraph or other portion hereof and include any agreement or instrument supplemental or ancillary hereto.  Unless something in the subject matter or context is inconsistent therewith, references herein to Sections and Paragraphs are to Sections and Paragraphs of this Agreement.

14.2
In this Agreement, words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neutral genders and vice versa and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa.

15	Time of the Essence
15.1	Time is of the essence of this Agreement.

16	Enurement
16.1	This Agreement will enure to the benefit of and be binding upon the heirs, executors, administrators and legal personal representatives of the Employee and the successors and assigns of the Employer.

17	Remedies Cumulative

17.1
All rights and remedies of either Party under this Agreement are cumulative and are in addition to, and shall not be deemed to exclude, any other right or remedy allowed by law.  All rights and remedies may be exercised concurrently.

18	Amendments and Waivers

18.1
Except as may be expressly provided in this Agreement, no amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both of the Parties hereto.  No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless provided in the written waiver, shall be limited to the specific breach waived.

19	Assignment
19.1
Except as may be expressly provided in this Agreement, neither Party hereto may assign his or its rights or obligations under this Agreement without the prior written consent of the other Party hereto.

20	Miscellaneous
20.1	This Agreement applies to all Confidential Information and Work Product whether received or created by the Employee prior or subsequent to the date of this Agreement.

20.2
Notwithstanding any Termination under this Agreement, for whatever reason and with or without Cause, the provisions respect to Work Product or the disclosure and use of Confidentail Information and any other provisions of this Agreement necessary to give efficacy thereto shall continue in full force and effect following any such Termination.

20.3
The Parties will execute and deliver all such further documents, do or cause to be done all such further acts and things, and give all such further assurances as may be necessary to give full effect to the intent and meaning of this Agreement.

20.4	Any additional terms contained in Schedule “A” shall at all times take precedence over related terms in the body of this Agreement.

21	Copy of Agreement
21.1	The Employee hereby acknowledges receipt of a copy of this Agreement duly signed by the Employer.

IN WITNESS WHEREOF the Employer and the Employee have duly executed this Agreement in accordance with their respective rules and regulations in that regard the day and year first before written.

EMPLOYER
SAMEX MINING CORP.

(Signature of Authorized Signatory)

(Print Name of Authorized Signatory)
SIGNED by _____________ in the presence of:

(Signature of Witness)

(Print name of Witness)	(Signature of Employee)

SCHEDULE “A” TO EMPLOYMENT AGREEMENT
DATED FOR REFERENCE October 1, 2011
BETWEEN _____________ (“Employee”)
AND SAMEX MINING CORP. (“Employer”).

Commencement of Employment Benefits	January 1, 2011 (“Commencement Date”).
Reporting to (“ReportTo”)	_________________“
Job title at commencement	____________________ (“Title”)
Duties
The Employee shall perform all the duties (the “Duties”)commonly associated with the position of _______________ and as may, from time to time be assigned by Board including but not limited to:

         (missing grafics)

Full/part-time employment	Full time
Base salary1, 2	$________ per month ($__________ per annum)
Vacation 1	As per policy determined by the Company from time to time
Sick leave	As per policy determined by the Company from time to time
Notice period required of Employer	___ months
Commencement of benefits (if applic.)	Immediately after Commencement Date
Other compensation, if any1
such other compensation as may be granted from time to time by the Directors, whether as a bonus or otherwise.  The payment of such additional compensation shall not operate as an amendment obligating the Employer to make any similar payment or to pay additional compensation at any future time or for any future period or be deemed to affect the base salary in any manner.

Incentive Stock Options1	As may be granted by the Board of Directors from time to time
Reimbursement of expenses	As per normal Company expense reimbursement policy, subject to submission of adequate receipts or evidence of payment
Other Benefits:
As the Employer may from time to time offer, provided that the payment of such additional compensation shall not operate as an amendment obligating the Employer to make any similar payment or to pay additional compensation at any future time or for any future period or be deemed to affect the base salary in any manner

Note 1:	These items subject to review and approval from time to time by the Board of Directors in its sole discretion.

Note 2: The Employer shall deduct from all payments which are to be made to the Employee pursuant hereto such sums as the Employer may from time to time be required to deduct by law.